EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings:
Income before taxes and equity income	$(9)	$567	$1,089	$1,374	$1,347
Add:
Dividends received from unconsolidated affiliates	63	81	89	81	104
Fixed Charges	1,054	1,150	1,366	1,245	1,240
Amortization of capitalized interest	20	18	13	8	5
Less:
Interest capitalized	(7)	(24)	(30)	(31)	(11)
Preference security dividend	-	-	-	-	-
Total earnings	$1,121	$1,792	$2,527	$2,677	$2,685

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$1,028	$1,106	$1,318	$1,196	$1,209
Interest capitalized	7	24	30	31	11
Estimate of the interest component of rental expense	19	20	18	18	20
Preference security dividend	-	-	-	-	-
Total fixed charges	$1,054	$1,150	$1,366	$1,245	$1,240

Ratio of earnings to fixed charges	1.06	1.56	1.85	2.15	2.17